Prudential
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         The Prudential                     Individual Variable Annuity Contract
         Insurance Company                  Used to Fund an Individual
         of America                         Retirement Annuity Program

1. Within seven days after sending his initial contribution to Prudential under an Individual Variable Annuity Contract to be used in connection with an IRA, the applicant may cancel his participation under that Contract by notifying Prudential in writing, and Prudential will refund all of his contributions under the Contract or, if greater, the amount credited to his accumulation accounts under the Contract computed as of the business day Prudential receives his notice of cancellation. This seven-day period may or may not coincide with any part of the ten-day cancellation period described in the Contract.

2. An application has been made to the Internal Revenue Service for approval of the Individual Variable Annuity Contract to fund an Individual Retirement Annuity, as described in Section 408(b) of the Internal Revenue Code. When obtained, this approval is a determination as to the form of the Contract and does not represent a determination of the merits of the Contract. The Individual Variable Annuity Contract provides for purchase payments in an amount and frequency to be determined by the applicant, subject to the limits described in the accompanying Individual Retirement Annuities pamphlet. The value of the Contract may be used to provide the applicant with an income beginning at any time between the attainment of age 59 1/2 and the end of the taxable year in which the applicant attains age 70 1/2.

3. Key financial information, including information concerning charges under the Contracts, is shown in the prospectus for Individual Variable Annuity Contracts of The Prudential Qualified Individual Variable Contract Account.

     No deductions are made from purchase payments when they are received; however, an annual maintenance charge of $30 will be made one year after you purchase your Contract and annually thereafter on the Contract anniversary date, or upon total withdrawal or the use of your Variable Account to effect an annuity, if either of those events occurs between Contract anniversary dates. This charge is not made after an annuity is effected.

     Also, although no sales charges are deducted from your purchase payments when they are made, your purchase payments may be subject to a sales charge upon withdrawal. In each Contract Year you may make withdrawal from your Variable Account of up to 10% of the value of the account, valued as of the date of first withdrawal in that Contract Year, without incurring a sales charge. If you withdraw all or a part of a purchase payment before the end of the Contract Year during which it was made, the sales charge will be 8% of the purchase payment you withdraw, subject to the 10% free withdrawal privilege. The sales charge imposed on withdrawal during the next Contract Year after it was made is 7% and continues to decrease by 1% per year- to 6% upon the withdrawal of purchase payments during the second Contract Year after they were made, and so on - so that no sales charge is made upon withdrawal of any purchase payment made during the eighth Contract Year beginning after the payment was made or during any later Contract Year. Withdrawals are deemed for sales charge purposes to consist of purchase payments until all purchase payments have been withdrawn. Purchase payments are considered to be withdrawn on a first-in, first-out basis. Earnings are not subject to sales charges.

     Illustration........ Assuming an employee begins an Individual Retirement
     Annuity purchase program with a contribution of $1,000 and makes a $1,000 purchase payment each year thereafter, the maximum sales charge for withdrawing $8,000 or any greater amount is $360, broken down as follows:




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          CHARGE                           YEAR OF PURCHASE PAYMENT
          ------                           ------------------------
     $80 (8% X $1000) ....................Year of Withdrawal
     $70 (7% X $1000) ....................1st Preceding Contract Year
     $60 (6% X $1000) ....................2nd Preceding Contract Year
     $50 (5% X $1000) ....................3rd Preceding Contract Year
     $40 (4% X $1000) ....................4th Preceding Contract Year
     $30 (3% X $1000) ....................5th Preceding Contract Year
     $20 (2% X $1000) ....................6th Preceding Contract Year
     $10 (1% X $1000) ....................7th Preceding Contract Year
     NONE ................................8th Preceding Contract Year or Earlier

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     $360 Total

     The $360 charge would be less if any part of the $8,000 subject to a sales charge were subject to the 10% free withdrawal privilege described above.

4. Values under the Contract before retirement and monthly annuity payments after retirement are dependent upon the portfolio investment results of one or more of the underlying subaccounts of The Prudential Series Fund, Inc. and cannot be guaranteed. Should this plan be discontinued, the value of the Contract at the time of discontinuance may be less than the considerations paid to that date.